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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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       In the Matter of                     :
Interstate Energy Corporation et al.        :     CERTIFICATE
                                            :
             File No. 70-9317               :      OF
                                            :
                                            :     NOTIFICATION
(Public Utility Holding Company Act of 1935):
------------------------------------------- :


            Interstate Energy Corporation ("IEC"), a Wisconsin corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies the matters set forth below. Capitalized terms used herein without definition have the meanings ascribed to them in the Declaration, as defined below.

            1. On June 16, 1998, IEC filed a Form U-1 Declaration (the "Declaration") with the Securities and Exchange Commission (the "Commission") in this File No. 70-9317. On October 15, 1998, IEC and the other proposed participants in the money pools filed an amendment to the Declaration. On December 17, 1998, IEC, Wisconsin Power & Light Company and Alliant Services Company filed a final amendment to the Declaration. As amended, the Declaration sought authorization for (i) IEC to issue notes and/or commercial paper and enter into certain guarantees, (ii) IEC and Alliant Industries, Inc. ("Alliant") to make certain capital contributions, (iii) the subsidiaries of IEC, including Alliant Services Company to incur short-term borrowings and (iv) IEC and its subsidiaries, including Alliant, to establish and utilize a system of separate money pool s to coordinate and provide for the short-term cash requirements of the applicants.
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            2. By Notice dated November 2, 1998, in Commission Release No.
35-26935, the Commission issued public notice of the Declaration.

            3. On December 18, 1998 the Commission issued an order in Commission Release No. 35-26956, permitting the Declaration to become effective forthwith.

            4. On December 18, 1998, IEC renewed its $150,000,000, 364-day bank credit facility which is used to back up its commercial paper. On December 21, in accordance with the order of the Commission authorizing the Utility Money Pool, Interstate Power Company and IES Utilities loaned $1,268,217.56 and $1,092,999.76, respectively, to the Utility Money Pool, and the Utility Money Pool, in turn loaned $3,315,000 to Wisconsin Power and Light Company (collectively, the "Transactions").

            5. The above-described Transactions have been carried out in accordance with the terms and conditions of, and for the purposes recited herein and in the Declaration, and in accordance with the terms and conditions of the Commission's order dated December 18, 1998, permitting the Declaration to become effective.

            7. Filed herewith is the exhibit set forth in the Exhibit Index attached.


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                                S I G N A T U R E

            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized. December 31, 1998


                                    Interstate Energy Corporation

                                    By: /s/ Edward M. Gleason
                                        ----------------------------------
                                    Name: Edward M. Gleason

                                    Title: Treasurer


                                    Interstate Power Company

                                    By: /s/ Steven F. Price
                                        ----------------------------------
                                    Name: Steven F. Price

                                    Title: Assistant Treasurer


                                    IES Utilities Inc.

                                    By: /s/ Steven F. Price
                                        ----------------------------------
                                    Name: Steven F. Price

                                    Title: Assistant Treasurer


                                    Wisconsin Power & Light Company

                                    By: /s/ Steven F. Price
                                        ----------------------------------
                                    Name: Steven F. Price

                                    Title: Assistant Treasurer



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                                  EXHIBIT INDEX

Exhibit
Number                  Exhibit
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
I-2                     Final or "Past-Tense" Opinion of Counsel